Exhibit 99.71

DeFi Technologies Presents at Singular Research’s Best of the Uncovereds Conference in San Francisco

TORONTO – December 7, 2023 – DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its participation in the prestigious Singular Research’s Best of the Uncovereds conference. The event is set to take place in San Francisco on Thursday, December 7, 2023, from 8:30 AM to 5:00 PM PST.

We cordially invite investors, analysts, and enthusiasts to join us for a live stream of Track 1 of the conference. This gathering will showcase some of the most innovative and promising companies in today’s market. DeFi Technologies is scheduled to present at 1:00 PM PST, offering insights into our latest developments and strategic direction.

Event Details:

Date: Thursday, December 7, 2023

Time: 8:30 AM - 5:00 PM PST

Location: San Francisco (Live Stream Available)

DeFi Technologies Presentation Time: 1:00 PM PST

Registration Link: https://register.gotowebinar.com/register/4673218422208122970

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; future collaborations and partnerships; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech